Filed by Broadcom Cayman L.P.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Qualcomm Incorporated

(Commission File No. 000-19528)

On March 12, 2018, the following materials were made available on www.avgo-qcom.com.

BROADCOM    PRESSRELEASES PRESENTATIONS DIRECTOR NOMINEES SEC FILINGS Receive Alerts
BROADCOM AND QUALCOMM: A COMPELLING COMBINATION    our pledge The combination of Broadcom and Qualcomm will create a leading diversified communications semiconductor company.
.    Stockholders—Provides Qualcomm stockholders with immediate and substantial value and the ability to participate in future success of the combination.
    Customers—As a result of enhanced scale, reach and financial flexibility, the combined company will be able to accelerate innovation and deliver more advanced value-added semiconductor solutions to its global customers,
Employees—Broadcom has a long history of providing outstanding opportunities to employees of acquired 2} companies. Employees of Broadcom and Qualcomm will benefitfrom substantial opportunities for growth and development as part of a larger company.
| PRESS RELEASES
In Letter to Congress, Broadcom Pledges to Make the U.S. the Global Leader in SO
Read More
Broadcom Pledges to Make the U.S. the Global Leader in5G Read More
Broadcom Reiterates Qualcomm Did Not Inform Its Own Stockholders or Broadcom of Its Secret, Voluntary Unilateral Request Filed on January 29, 2018
Read More MORE PRESS RELEASES
PRESENTATIONS Broadcom Presentation—Feb. 22,2018 Read More A Second Conversation with Latham & Watkins, Antitrust Counsel to Broadcom Read More A Conversation with Latham & Watkins, Antitrust Counsel to Broadcom Read More MORE PRESENTATIONS SELECTED SEC FILINGS Broadcom Qualcomm DFAN14A Read More Broadcom Qualcomm DFAN14A Read More Broadcom Qualcomm DFAN14A Read More MORE SEC FILINGS
BROADCOM HAS A SUCCESSFUL HISTORY OF ACQUIRING AND INTEGRATING COMPANIES 2015
ACQUIRED PTC EMULEX 2016 Avaeo
ACQUIRED ©BROADCOM
Broadcom Limited is formed
2017
ACQUIRED BROCADE3
ACQUIRED
COMPLETED SIX MAJOR ACQUISITIONS SINCE 2013
PRODUCTS APPLICATIONS SUPPORT COMPANY HOW TO BUY
Copyright e 2005-2018 Broadcom, All Rights Reserved. The term “Broadcom” refers to Broadcom Limited and/or its subside ries. Cookies and Your Privacy Terms of Use Sitemap

BROADCOM PRESS RELEASES PRESENTATIONS DIRECTOR NOMINEES SEC FILINGS Vote Now Receive Alerts

Our Pledge

OUR PLEDGE TO LEADING 5G

- Broadcom has a successful 50-year heritage of building leading communications technologies including Wi-Fi, broadband access, network switching and routing. With its proven track record of investing in and growing core franchises, Broadcom is committed to making the U.S. the global leader in 5G.
- Broadcom acquires companies to focus resources and strengthen leadership in their core franchises. In the case of Qualcomm, this will be 5G cellular.

OUR PLEDGE TO ACCELERATE INNOVATION AND R&D

- Broadcom has a proven track record of managing R&D for maximum impact and investing in core franchises. Broadcom will not only maintain the R&D resources Qualcomm devotes to 5G and innovation in future wireless standards – we will also focus R&D spend to those critical technologies that are essential to the U.S.
- Consistent with our commitment, Broadcom is pledging to create a new $1.5 billion fund with a focus on innovation to train and educate the next generation of engineers in the U.S. This will ensure America's lead in future wireless technology.
- Importantly, Broadcom will fund enhanced R&D through lawful business practices rather than predatory and anticompetitive behavior. There is no truth to Qualcomm's argument that its anticompetitive licensing practices are needed to fund a robust R&D effort.

OUR PLEDGE TO CREATE A STRONGER COMBINED AMERICAN COMPANY

- Broadcom is in every important respect an American company, with a lineage of great American technology icons like Hewlett-Packard, AT&T, Broadcom Corp., and Brocade Communications Systems, Inc.
- We are in the final stages of redomiciling to the United States, and now expect to complete redomiciliation by April 3, 2018. When we complete our acquisition of Qualcomm, we expect to have more than 25,000 employees in the U.S., working to make Broadcom the leading communication semiconductor company in the world.

Our Heritage: Broadcom Limited
BELL SYSTEM
in 1970

INFOGRAPHICS

Broadcom: An American Success Story

TRANSCRIPT OF VIDEO

“OUR HERITAGE: BROADCOM LIMITED”

February 1, 2016

Frame	Voiceover (Super / Copy)

1 (:08)	We are Broadcom Limited. A global communications semiconductor powerhouse with deep roots tracing back to the early days of the microelectronics industry.

2 (:06)	These roots nourish our growth and carry with them the vision of the technology trailblazers who came before.

3 (:09)	Trailblazers who, through a series of remarkable achievements, collectively changed forever the way we interact with our world.

4 (:06)	Let’s start in 1960, with a key invention heralding the information age: the laser. 1960 • Invented the laser

5 (:05)	That same year, the first metal oxide semiconductor transistor was demonstrated. 1960 • Demonstrated the first Metal Oxide Semiconductor transistor

6 (:05)	The first commercially available LED was developed in 1966… 1966 • Developed the first commercially available LED

7 (:07)	…and just four years later, the mechanism used to hand off cellular calls from tower to tower was pioneered. 1970 • Invented the mechanism for handoff in cellular communications

8 (:10)

Fast-forward to the 90s, when FBAR technology was developed to enable mobile devices to filter unwanted frequencies and support multi-band wireless communications

1990s

•  Pioneered FBAR filter design and manufacturing for mobile wireless communications

9 (:12)

And in 1999, the first single-chip DOCSIS cable modem was created, allowing cable TV operators to provide Internet access over their existing infrastructure.

1999

•  Created the first single-chip DOCSIS cable modem to allow cable TV operators to provide Internet access

10 (:07)

In the 2000s, disk drive controller technology and advanced preamp development was pioneered, helping open the door for increased hard drive capacity, performance and form factor options.

2000s

•  Pioneered disk drive controller technology and pre-amp development increasing hard drive capacity, performance and form factor options

11 (:05)	2002 saw the debut of the first 10-Gigabit-per-second CMOS transceiver. 2002 • Introduced the first 10-Gbps CMOS transceiver

12 (:10)

Multiple new technologies were released in 2004, including SAS RAID-on-Chip, I/O Controllers, Host Bus Adapters and RAID Controller cards.

2004+

•  Introduced SAS RAID-on-Chip, I/O Controller, Host Bus Adapter and RAID Controller cards

13 (:10)	Two years later, high-speed SerDes and ASIC implementations outpaced the industry. 2006 • Outpaced the industry in high-speed SerDes performance and ASIC implementations

14 (:06)	In 2007, the first chip for mobile phones to combine Wi-Fi, Bluetooth and FM was launched. 2007 • Launched the first Wi-Fi + Bluetooth + FM combo chip for mobile phones

15 (:08)

In 2010, the world’s first Terabit Ethernet switch chip was created, enabling a new generation of ultra high bandwidth networking solutions.

2010

•  Created the world’s first Terabit Ethernet switch chip

16 (:06)	The following year, new high-speed SERDES and basic ASIC implementations outpaced the industry. 2011 • Outpaced the industry in high-speed SERDES performance and ASIC implementations

17 (:09)	And in 2012, the first Full-Band Capture all-digital TV tuner was introduced, overcoming the limitations of traditional cable tuners. 2012 • Introduced the first Full-Band Capture all-digital TV tuner

18 (:10)

And in 2014, 100 gigabit-per-second, multi-mode fiber VCSEL-based transceivers were launched, optimizing data center interconnects.

2014

•  Launched high speed multi-mode Fiber VCSEL-based Transceivers, optimizing fiber-optic data center interconnects

19 (:09)	The heritage of technology that drove these achievements continues today as Broadcom Limited, the world’s leading diversified semiconductor company.

20 (:12)	We provide solutions globally for the world’s most successful technology companies, positioning Broadcom to flourish well into the future.

21 (:03)	Broadcom Limited. Connecting everything.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Broadcom. These statements include, but are not limited to, statements that address our expected future business and financial performance and statements about (i) the proposed transaction involving Broadcom and Qualcomm and the expected benefits of the proposed transaction, (ii) the expected benefits of acquisitions, (iii) our plans, objectives and intentions with respect to future operations and products, (iv) our competitive position and opportunities, (v) the impact of acquisitions on the market for our products, and (vi) other statements identified by words such as “will”, “expect”, “believe”, “anticipate”, “estimate”, “should”, “intend”, “plan”, “potential”, “predict”, “project”, “aim”, and similar words, phrases or expressions. These forward-looking statements are based on current expectations and beliefs of the management of Broadcom, as well as assumptions made by, and information currently available to, such management, current market trends and market conditions and involve risks and uncertainties, many of which are outside Broadcom’s and management’s control, and which may cause actual results to differ materially from those contained in forward-looking statements. Accordingly, you should not place undue reliance on such statements.

Particular uncertainties that could materially affect future results include risks associated with our proposal to acquire Qualcomm, including: (i) uncertainty regarding the ultimate outcome or terms of any possible transaction between Broadcom and Qualcomm, including as to whether Qualcomm will cooperate with us regarding the proposed transaction, (ii) the effects of the announcement of the proposed transaction on the ability of Broadcom and Qualcomm to retain customers, to retain and hire key personnel and to maintain favorable relationships with suppliers or customers, (iii) the timing of the proposed transaction, (iv) the ability to obtain regulatory approvals and satisfy other closing conditions to the completion of the proposed transaction (including shareholder approvals), and (v) other risks related to the completion of the proposed transaction and actions related thereto; any loss of our significant customers and fluctuations in the timing and volume of significant customer demand; our dependence on contract manufacturing and outsourced supply chain; our dependency on a limited number of suppliers; any acquisitions we may make, such as delays, challenges and expenses associated with receiving governmental and regulatory approvals and satisfying other closing conditions, and with integrating acquired companies with our existing businesses and our ability to achieve the growth prospects and synergies expected by such acquisitions; our ability to accurately estimate customers’ demand and adjust our manufacturing and supply chain accordingly; our significant indebtedness, including the need to generate sufficient cash flows to service and repay such debt; dependence on a small number of markets and the rate of growth in these markets; dependence on and risks associated with distributors of our products; dependence on senior management; quarterly and annual fluctuations in our operating results; global economic conditions and concerns; our proposed redomiciliation of our ultimate parent company to the United States; our competitive performance and ability to continue achieving design wins with our customers, as well as the timing of any design wins; prolonged disruptions of our or our contract manufacturers’ manufacturing facilities or other significant operations; our ability to improve our manufacturing efficiency and quality; our dependence on outsourced service providers for certain key business services and their ability to execute to our requirements; our ability to maintain or improve gross margin; our overall cash tax costs, legislation that may impact our overall cash tax costs and our ability to maintain tax concessions in certain jurisdictions; our ability to protect our intellectual property and the unpredictability of any associated litigation expenses; any expenses or reputational damage associated with resolving customer product warranty and indemnification claims; cyclicality in the semiconductor industry or in our target markets; our ability to sell to new types of customers and to keep pace with technological advances; market acceptance of the end products into which our products are designed; and other events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

Our filings with the Securities and Exchange Commission (“SEC”), which you may obtain for free at the SEC’s website at http://www.sec.gov, discuss some of the important risk factors that may affect our business, results of operations and financial condition. We undertake no intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Broadcom has made for an acquisition of Qualcomm and Broadcom’s intention to solicit proxies for the election of Broadcom nominees to the Qualcomm Board and certain other proposals at Qualcomm’s 2018 annual meeting of shareholders. Broadcom filed a definitive proxy statement with the SEC on January 5, 2018 in connection with the solicitation of proxies for Qualcomm’s 2018 annual meeting of shareholders and may file other proxy solicitation materials in connection therewith. Broadcom has also commenced mailing its definitive proxy statement to Qualcomm shareholders.

In addition, in furtherance of the acquisition proposal and subject to future developments, Broadcom (and, if a negotiated transaction is agreed, Qualcomm) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Broadcom and/or Qualcomm may file with the SEC in connection with the proposed transaction.

Investors and security holders of Broadcom and Qualcomm are urged to read the proxy statement(s), registration statement(s), tender offer statement(s), prospectus(es) and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction and solicitation. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to shareholders of Broadcom and/or Qualcomm, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Broadcom through the web site maintained by the SEC at http://www.sec.gov.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in Solicitation

Broadcom, certain of its subsidiaries, its directors and executive officers, other members of management and employees and the nominees described above may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction, including with respect to Qualcomm’s 2018 annual meeting of shareholders. You can find information about Broadcom’s executive officers and directors in Broadcom’s definitive proxy statement filed with the SEC on February 20, 2018. Information about the Broadcom nominees is included in the definitive proxy statement that Broadcom has filed with the SEC. Additional information regarding the interests of such potential participants is included or will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed or to be filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov.